UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-37842

Dental Patient Care America, Inc.
(Exact name of registrant as specified in its charter)

2150 South 1300 East, Suite 500, Salt Lake City, Utah 84106 Telephone: (801) 990-3311
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, Par Value $0.001
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rulel2g-4(a)(1)	☐
Rulel2g-4(a)(2)	☐
Rulel2h-3(b)(l)(i)	☐
Rulel2h-3(b)(l)(ii)	☒
Rulel5d-6	☐

Approximate number of holders of record as of the certification or notice date: 423

Pursuant to the requirements of the Securities Exchange Act of 1934 Dental Patient Care America, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 30, 2009	By:	/s/ Michael Silva
Michael Silva, Chairman and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.